August 4, 2014

Mr. Mel Welsey
10170 Milstead Road
Great Falls, VA 22066

Dear Mel:

On behalf of comScore, Inc., I am pleased to offer you the position of Chief Financial Officer with an anticipated start date of August 29, 2014. We are confident that you will play a key role in comScore’s continued success while helping us remain a leader in the provision of innovative and valuable marketing solutions.

In this position you will report to Serge Matta, President and Chief Executive Officer, and will work from comScore’s offices located in Reston, VA.

Salary: Your base salary will be $13,333.34 semi-monthly (equivalent to an annual salary of $320,000), payable in accordance with comScore’s standard payroll practice and subject to applicable payroll deductions and withholdings.

New Hire Award: You will be awarded 10,000 restricted stock units (“RSUs”) by the Compensation Committee of comScore’s Board of Directors effective on your start date. The new hire RSU award will vest in equal annual installments over a 3-year period, with the first vesting tranche to occur on August 15, 2015, subject to you remaining a service provider for the company at the time of such vesting.

Short Term Incentive Award (“STI”): As an STI award you will be eligible for an award of restricted shares of comScore’s common stock with a target value of 75% of your annual base salary subject to you and comScore achieving previously-established performance goals during calendar year 2014. The number of shares allocated to the STI award will be determined by the Compensation Committee of comScore’s Board of Directors in February 2015, upon evaluation of performance against goals, consistent with the determination made for other comScore executive officers and, subject to you remaining a service provider for the company at the time of such determination. The 2014 STI award will not be pro-rated for your start date, as the award will be calculated as if you were employed during all of calendar 2014.

Long Term Incentive Award (“LTI”): You will be eligible for an LTI award which is comprised of two components: a performance-based component and a time-based component. The performance-based LTI component will be made in RSUs with a target value of $450,000 subject to you and comScore achieving previously-established performance goals during calendar year 2014. The number of RSUs allocated to this performance-based LTI award and that become eligible to vest will be determined by the Compensation Committee of comScore’s Board of Directors in February 2015, upon evaluation of performance against goals, and consistent with the determination made for other comScore executive officers. This performance-based LTI award, to the extent performance goals are achieved, will vest in equal annual installments over a 3-year period with the first vesting installment to occur in February 2015, subject to you remaining a service provider for the company at the time of vesting. The time-based LTI award will be made in RSUs with a value of $300,000. The time-based LTI award will vest in equal annual installments over a 3-year period with the first vesting installment to occur in February 2015, subject to you remaining a service provider for the company at the time of vesting. The 2014 LTI awards will not be pro-rated for your start date, as the awards will be calculated as if you were employed during all of calendar 2014.

Each restricted stock or restricted stock unit award described under this letter is made subject to approval by the Compensation Committee of comScore’s Board of Directors, and is governed by the comScore, Inc. 2007 Equity Incentive Plan as amended, and related award agreement, including their terms and conditions.  In the event your employment with comScore ends before your shares of restricted stock or restricted stock units are fully vested, except as provided for in comScore’s Change of Control and Severance Agreement attached hereto as Exhibit A, you will forfeit or we will cancel, the unvested portion as of the date of your separation as provided in the applicable equity incentive agreement and plan issued to you with your award.

During your employment, you are eligible to participate in comScore’s standard benefits including but not limited to medical/dental insurance, life, disability insurance, 401k and paid time off consistent with Plan eligibility requirements and standard company policy. The accompanying benefits brochure provides additional benefits information. Detailed benefits information will be available for your review on the first day of your employment.

As a comScore employee, you will be expected to acknowledge and abide by comScore’s rules and policies.  You will be provided with access to all written policies and an acknowledgement form during your first week of employment.  In addition, you are required to sign and comply with the Employment, Invention Assignment and Non-Disclosure Agreement attached as Exhibit B, which, among other things, prohibits unauthorized use or disclosure of comScore’s proprietary information. Please keep in mind that your employment will be at-will, which simply means that either you or comScore may terminate the relationship at any time for any reason, with or without notice or cause.

By signing below, you acknowledge that you have apprised comScore of any and all contractual obligations and fiduciary duties that you may have that would prevent you from working at comScore, or limit your activities with comScore, including but not limited to any non-competition obligations to past employers.

The terms described in this letter, if you accept this offer, will be the terms of your employment and supersede any other agreements or promises made to you by anyone from comScore regarding these terms. This letter can only be modified by a written agreement signed by you and an authorized official of comScore. This offer is contingent upon you submitting the legally required proof of your identity and authorization to work in the United States, and upon the completion and satisfactory review of a background check.

This, together with the Exhibits, constitute the entire agreement between the parties relating to the subject matter contained in the Agreement, and supersedes all prior agreements, proposals, service orders, understandings, representations or other communications and may only be amended by mutual written agreement, and will be governed by the laws of the Commonwealth of Virginia without regard to conflict of law principles thereof.

If you wish to accept this offer, please return a signed copy of this letter to me no later than August 4, 2014.

We are excited about the possibility of you joining comScore.
Best Regards,

/s/ Serge Matta
Serge Matta
President and Chief Executive Officer

ACKNOWLEDGEMENT:

In response to this offer of employment please sign below.

/s/ Mel Wesley I accept the offer of employment.